

November 10, 2010

Ms. Margaret R. Randazzo
Chief Financial Officer
Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, California 95032

  RE: **Akeena Solar, Inc.**
    Form 10-K for the Year Ended December 31, 2009
    Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
    Definitive Proxy filed on March 19, 2010
    File No. 1-33695

Dear Ms. Randazzo:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>Suppliers, page 8</u>

1. In future filings, please file material agreements such as the one with Enphase Energy as exhibits.

<u>Intellectual Property, page 8</u>

2. In future filings, please disclose the duration of your patent. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

<u>Contractual Obligations, page 24</u>

3. In future filings, please revise your table of contractual obligations to include all of your contractual obligations, including but not limited to your debt agreements and estimated interest payments on your debt agreements based on its current terms. Because the table is

aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Consolidated Statement of Operations, page 30

4. On page 41, you disclose that you do not allocate depreciation expense to cost of sales. In future filings, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B. Since the cost of sales line item is exclusive of depreciation, please remove the gross profit line item from your statement of operations and elsewhere throughout the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of sales indicate that it is exclusive of depreciation. Please show us in your supplemental response what the revisions will look like.

5. The term "gross profit before revaluation of inventory" appears to be a Non-GAAP financial measure. In future filing, please provide the following:
   - Please revise your statement of operations to remove this Non-GAAP financial measure pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K;
   - Since you present and discuss this Non-GAAP measure throughout your filing, please also revise your filing to include the disclosures required by Items 10(e)(1)(i) of Regulation S-K; and
   - If you present this Non-GAAP measure outside of the financial statements in a table similar to the tables on pages 18 and 20, please revise your tables to remove this Non-GAAP measure to another data section of the table. This Non-GAAP financial measure should not be imbedded within the GAAP financial data.
   Please show us in your supplemental response what the revisions will look like.

Certifications

6. In future filings, please include the certifying individual's title at the end of the certification.

Form 10-Q for the Period Ended June 30, 2010

General

7. Please address the comments above in your interim filings as well.

Definitive Proxy Statement on Schedule 14A

General

8. In future filings, please disclose the extent of the board's role in the risk oversight of the registrant, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. Please refer to by Item 407(h) of regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson, Staff Attorney, at (202) 551-3746 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief